Exhibit 99.4

SCHEDULE "C"

REPRESENTATIONS AND WARRANTIES OF PURCHASER

(a)	Organization and Qualification. Purchaser has been duly incorporated or formed, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as it is now conducted.

(b)	Authority Relative to this Agreement. Purchaser has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Purchaser of the transactions contemplated by the Arrangement have been duly authorized by the Purchaser Board and no other proceedings on the part of Purchaser are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein, and such other consents and approvals as are specifically contemplated in this Agreement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries, Joint Ventures and Partnerships. Purchaser owns, directly or indirectly, all of the outstanding voting and equity securities of each of the Purchaser Material Subsidiaries. All of the outstanding shares in the Purchaser Material Subsidiaries of Purchaser are duly authorized, validly issued and fully paid and non-assessable, and all such shares and any other equity securities of the Purchaser Material Subsidiaries are owned by Purchaser free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiary. There are no rights of first refusal or similar rights restricting the transfer of Purchaser Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and, other than in connection with any normal course issuer bids for Purchaser Shares or open market repurchases of debt securities, there are no outstanding contractual or other obligations of Purchaser to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of Purchaser.

(d)	Governmental Authorization. The execution and delivery of this Agreement by Purchaser, and performance of its obligations hereunder and the consummation by Purchaser of the Arrangement and the other transactions contemplated hereby, do not require any licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations from any Governmental Authority necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted or other action by or in respect of, or filing with or notification to, any Governmental Authority by Purchaser other than (i) the Regulatory Approvals (including the Competition Act Clearance), (ii) TSX and NYSE filings with respect to the listing of the Purchaser Shares, (iii) the Interim Order and the Final Order, and (iv) the filing of the Articles of Arrangement.

(e)	No Violations. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated by the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

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(i)	contravene, conflict with, or result in any violation or breach of the constating documents of Purchaser; or

(ii)	other than the Regulatory Approvals (including TSX and NYSE approvals for the listing of the Purchaser Shares issuable under the Plan of Arrangement), contravene, conflict with, or result in a violation or breach of Applicable Laws.

(f)	Litigation. Except as disclosed by Purchaser in writing to Company, there are no material claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Purchaser, threatened, affecting or that would reasonably be expected to impede significantly the ability of Purchaser to consummate the Arrangement.

(g)	Bankruptcy and Insolvency.

(i)	No action or proceeding has been commenced or filed by or against Purchaser which seeks or would reasonably be expected to lead to:

(A)	receivership, bankruptcy, a commercial proposal or similar proceeding of Purchaser;

(B)	the adjustment or compromise of claims against Purchaser; or

(C)	the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Purchaser or any portion of its assets, and no such action or proceeding has been authorized or is being considered by or on behalf of Purchaser.

(ii)	Purchaser:

(A)	has not made, nor is it considering making, an assignment for the benefit of its creditors; or

(B)	has not requested, nor is it considering requesting, a meeting of its creditors to seek a reduction, compromise, composition or other accommodation with respect to its indebtedness.

(h)	Investment Canada Act. Purchaser is not a "non-Canadian" within the meaning of the Investment Canada Act or is a trade agreement investor within the meaning of the Investment Canada Act.

(i)	Funds Available. As at the date hereof, Purchaser has, and as at the Effective Date, Purchaser will have, sufficient funds available to satisfy the transactions and obligations contemplated by this Agreement.

(j)	Issuance of Purchaser Shares. Purchaser has reserved and allotted a sufficient number of Purchaser Shares as are issuable pursuant to the Arrangement. The Purchaser Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of Purchaser, free and clear of all Encumbrances (other than Encumbrances created by the holders thereof), freely tradeable under Applicable Canadian Securities Laws and shall not be subject to resale restrictions under Applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities) and will be freely transferable securities under U.S. Securities Laws (other than to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, "affiliates" of Purchaser, as such term is defined in Rule 144 under the U.S. Securities Act) and listed and posted for trading on the TSX and the NYSE and are not and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights.

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(k)	Taxes, etc.

(i)	Purchaser and its subsidiaries, as the case may be, in all material respects, have each duly and timely filed all Tax Returns required to be filed by or on its behalf prior to the date hereof and all such Tax Returns are complete and correct in all material respects and no extension of time to file any such Tax Returns is in effect.

(ii)	Purchaser and its subsidiaries, as the case may be, in all material respects, have each paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them, other than those which are being or have been contested in good faith and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of Purchaser.

(iii)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Purchaser and its subsidiaries, as the case may be.

(iv)	Purchaser and its subsidiaries, as the case may be, in all material respects, has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority and within the prescribed time when required by Applicable Laws to do so.

(v)	Purchaser is a taxable Canadian corporation as defined in subsection 89(1) of the ITA.

(l)	Reporting Issuer Status. Purchaser is a "reporting issuer" in each Province of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Purchaser Shares are listed and posted for trading on the TSX and the NYSE. Purchaser is not in default of any material requirements of Applicable Canadian Securities Laws in such jurisdictions or any rules or regulations of, or agreement with, the TSX or the NYSE in any material respect. No delisting, suspension of trading in or cease trading order with respect to the Purchaser Shares or any other securities of Purchaser is pending or, to the knowledge of Purchaser, threatened or is expected to be implemented or undertaken and, to the knowledge of Purchaser, is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. To the knowledge of Purchaser, none of its officers or directors are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public entity or of an entity listed on a particular stock exchange. The documents and information comprising the Purchaser Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in the Purchaser Public Record prior to the date hereof and all material facts regarding Purchaser (other than the Arrangement) are disclosed in the Purchaser Public Record. Since January 1, 2023, Purchaser has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Purchaser with Securities Authorities. Purchaser has not filed any confidential material change report that, at the date hereof, remains confidential.

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(m)	Capitalization. As of the date hereof, the authorized capital of Purchaser consists of an unlimited number of Purchaser Shares and a number of preferred shares, issuable in series, that would not exceed half the number of Purchaser Shares issued and outstanding. As of the date hereof, there are issued and outstanding 13,607,739 Purchaser Shares and no other shares are issued and outstanding. Other than as disclosed in the Purchaser Public Record and for awards and options outstanding under Purchaser’s amended and restated Omnibus Equity Incentive Plan from time to time and subject to the limits set forth therein (as may be updated from time to time), there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser (including Purchaser Shares). All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Purchaser Shares issuable upon the exercise of Purchaser options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Purchaser Shares, there are no securities of Purchaser outstanding which have the right to vote generally (or, except for awards and options disclosed in the Purchaser Public Record or for awards and options outstanding under Purchaser’s amended and restated Omnibus Equity Incentive Plan, are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the shareholders of Purchaser on any matter. To the knowledge of Purchaser, none of the Purchaser Shares are the subject of any escrow, voting trust, shareholder rights agreement or other similar agreement.

(n)	Equity Monetization Plans. Other than awards and options as disclosed in the Purchaser Public Record and for awards and options outstanding under Purchaser’s amended and restated Omnibus Equity Incentive Plan, there are no outstanding stock options, restricted or deferred share units, performance share units, stock appreciation rights, phantom equity, profit sharing plan or any other similar rights, agreements, arrangements or commitments payable to any director, officer or employee of Purchaser and which are based upon the revenue, value, income or any other attribute of Purchaser.

(o)	Financial Reports. The Purchaser Financial Statements, and any interim or annual financial statements filed by or on behalf of Purchaser on and after the date hereof with the Securities Authorities, were or, when so filed, will have been prepared, in all material respects, in accordance with IFRS (except in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present or, when so filed, will present fairly in accordance with IFRS the financial position, results of operations and changes in financial position of Purchaser and its subsidiaries, as the case may be, on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Purchaser does not intend to correct or restate, nor, to the knowledge of Purchaser, is there any basis for any correction or restatement of any aspect of the Purchaser Financial Statements. There has been no material change in Purchaser's accounting policies, except as described in the notes to the Purchaser Financial Statements, since January 1, 2023.

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(p)	Reportable Disagreements. There has not been a reportable disagreement (within the meaning of section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with Purchaser's auditors.

(q)	Absence of Undisclosed Liabilities. Purchaser and its subsidiaries each has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent consolidated statement of financial position and associated notes thereto included in the Purchaser Financial Statements (the "Purchaser Balance Sheet");

(ii)	those incurred in the ordinary course of business since the date of the Purchaser Balance Sheet and not required to be set forth in the Purchaser Balance Sheet and consistent with past practice; and

(iii)	those incurred in connection with the execution of this Agreement.

(r)	Absence of Certain Changes or Events. Except for the Arrangement or any action taken in accordance with this Agreement and except as has been publicly disclosed by Purchaser in the Purchaser Public Record, since December 31, 2022, there has been no Material Adverse Change or Material Change in respect of Purchaser or its subsidiaries.

(s)	Compliance with Laws. Neither Purchaser or its subsidiaries is in violation of any Applicable Laws which violation could reasonably be expected to have a Material Adverse Effect with respect to Purchaser. The operations and business of Purchaser and its subsidiaries, respectively, is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or would significantly impact the ability of Purchaser to consummate the Arrangement, and neither Purchaser nor its subsidiaries have received any notice of any alleged violation of any such Applicable Laws.

(t)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon Purchaser or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Purchaser or any of its subsidiaries.

(u)	Off-Balance Sheet Arrangements. Except as disclosed in the Purchaser Disclosure Letter, purchaser does not have any "off-balance sheet arrangements" (as such term is defined under IFRS).

(v)	Pre-emptive and Prior Consent Rights. There are no rights of first refusal, consent, or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of Purchaser, or any other right of first refusal, consent, or pre-emptive right in respect of such assets, that will be triggered or accelerated by the Arrangement, which would have a Material Adverse Effect on Purchaser’s business.

(w)	Purchaser Material Contracts. The Purchaser Disclosure Letter lists all of the Purchaser Material Contracts. Except as would not reasonably be expected to have a Material Adverse Effect on Purchaser’s business, each of the Purchaser Material Contracts constitutes a legally valid and binding agreement of Purchaser, enforceable in accordance with its respective terms and, to the knowledge of Purchaser, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Purchaser Material Contract, and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default. Except as would not reasonably be expected to have a Material Adverse Effect on Purchaser’s business, neither Purchaser nor its subsidiaries has received any written notice or verbal communications that any party to a Purchaser Material Contract intends to modify, cancel, terminate or not renew its relationship with Purchaser or its subsidiaries, as the case may be, and, to the knowledge of the Purchaser, no such action is pending or threatened.

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(x)	Brokers and Finders. Except for Persons whose fees will be paid by Purchaser, neither Purchaser nor its subsidiaries has retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement.

(y)	No Limitation. Except as would not have a Material Adverse Effect on Purchaser, neither Purchaser nor its subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, or transfer or move any of its assets or operations.

(z)	Insurance. Policies of insurance that are in force as of the date hereof naming Purchaser or its subsidiaries as an insured adequately and reasonably cover all risks as are customarily covered by oilfield services companies in the industry in which Purchaser or its subsidiaries, as the case may be, operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect the interests of Purchaser and its subsidiaries, respectively. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aa)	Whistleblower Reporting. As of the date of this Agreement, no Person has reported evidence of a violation of any Applicable Canadian Securities Laws, breach of fiduciary duty or similar violation by Purchaser, its subsidiaries or their respective officers, directors, employees, agents or independent contractors to an officer of Purchaser or its subsidiaries, as the case may be, the audit committee (or other committee designated for that purpose) of the Purchaser Board.

(bb)	Board Approval. The Purchaser Board has approved the Arrangement.

(cc)	Title. Except as would not reasonably be expected to have a Material Adverse Effect on Purchaser’s business, Purchaser and its subsidiaries has good and marketable title to the assets of Purchaser or its subsidiaries free and clear of any Encumbrances, except for Permitted Encumbrances. The assets of Purchaser or its subsidiaries currently owned, licensed or leased by Purchaser and its subsidiaries include materially all of the property, rights and assets that Purchaser and its subsidiaries has utilized to carry on its business and operations and Purchaser is not aware of any defects, failures or impairments in the title of Purchaser or its subsidiaries to the assets of Purchaser or its subsidiaries, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Purchaser and its subsidiaries.

(dd)	Customers and Suppliers. There are no unresolved disputes with any of Purchaser or its subsidiaries material suppliers or customers, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Purchaser and its subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect on Purchaser’s business, no Contract with any supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of that Contract. Since January 1, 2023, there has been no termination or cancellation of, and no modification or change in, the business relationship of Purchaser and its subsidiaries with any major customer or group of major customers which could reasonably be expected to have a Material Adverse Effect on Purchaser.

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(ee)	Money Laundering, Anti-Corruption and International Risks.

(i)	The operations of Purchaser and of each of its subsidiaries are, and have been, conducted at all time in material compliance with applicable financial recordkeeping and reporting requirements and money laundering laws and the rules and regulations thereunder and any related or similar laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority relating to money laundering, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”).

(ii)	Purchaser and its subsidiaries, and all of their respective directors, officers, employees, and, to the knowledge of Purchaser, agents retained by Purchaser or any of its subsidiaries, and other Persons acting on their behalves, are, and have been, at all times in material compliance with any Applicable Laws relating to antibribery or anti-corruption (governmental or commercial), including without limitation, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), the U.S. Foreign Corrupt Practices Act and all national and international laws enacted to implement the OECD Convention on Combatting Bribery of Foreign Officials in International Business Transactions (collectively, "Anti-Corruption Laws"), all applicable anti-slavery and human trafficking laws, statutes, regulations and codes from time to time in force including, An Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff (Canada) (collectively, "Modern Slavery Laws") and any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Authority (collectively, "Sanctions").

(iii)	To the knowledge of Purchaser, neither Purchaser nor its subsidiaries has, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under Anti-Corruption Laws.

(iv)	Neither Purchaser nor any of its subsidiaries, nor, to the knowledge of Purchaser, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Purchaser or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments, in any currency, in or with any Person listed in any Sanctions related list of designated Persons maintained by any Governmental Authority, any Person operating, organized or resident in a Sanctioned Country or any Person controlled by such Person (a "Sanctioned Person"). Neither Purchaser, its subsidiaries nor any of their affiliates are owned or affiliated by or with any Sanctioned Person or a government of a country or territory which is the subject or target of any Sanctions (a "Sanctioned Country"), and no director, officer, agent, employee, consultant, representative or affiliate of Purchaser or any of its subsidiaries is a Sanctioned Person or is employed by or affiliated with the government, or is resident in, a Sanctioned Country.

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(v)	Purchaser and each of its subsidiaries has in place and has adhered to policies and procedures designed to prevent their respective directors, officers, employees, agents duly retained by Purchaser or one of its subsidiaries and other Persons retained to act on their behalves from undertaking any activity, practice, or conduct that would constitute an offense under Money Laundering Laws, Anti-Corruption Laws, or Sanctions.

(vi)	Neither Purchaser nor any of its subsidiaries, nor any of their respective directors, officers, employees, or, to the knowledge of Purchaser, agents retained by Purchaser, or one of its subsidiaries, or other Persons acting on their behalves, has violated or been alleged to have violated, or been the subject of any investigations, reviews, audits, or inquiries by a Governmental Authority related to, Money Laundering Laws, Anti-Corruption Laws, Modern Slavery Laws, or Sanctions, and no investigation, review, audit, or inquiry by any Governmental Authority with respect to Money Laundering Laws, Anti-Corruption Laws, Modern Slavery Laws and Sanctions has been pending or, to the knowledge of Purchaser or any of its subsidiaries, threatened.

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